EXHIBIT 99.1

Just Energy Group Inc. Announces March Quarterly Dividend for Its Common Shares and Series A Preferred Shares

TORONTO, March 01, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy”) (TSX:JE) (NYSE:JE) filed notice with the Toronto Stock Exchange and the New York Stock Exchange today announcing that its board of directors declared a cash dividend for its common shares and its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) for the quarter ending March 31, 2018. A quarterly dividend of (i) Cdn. $0.125 per common share will be paid on March 29, 2018 to common shareholders of record at the close of business on March 15, 2018; and (ii) USD $0.53125 per Series A Preferred Share will be paid on March 29, 2018 to Series A Preferred Shareholders of record at the close of business on March 15, 2018. This quarterly cash dividend is designated as an "eligible dividend" for Canadian income tax purposes.

The common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “JE”. The Series A Preferred Shares trade on the Toronto Stock Exchange under the symbol “JE.PR.U” and on the New York Stock Exchange under the symbol “JE.PR.A”.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom, Ireland, Japan and Germany, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information.  Forward-looking statements and information in this press release include, but are not limited to, statements pertaining to dividends, and the timing for payment and tax treatment thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, results of litigation, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-993-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com